UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 12, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE OF 1933

NxStage Medical, Inc.

File No. 333-126711- CF#30260

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   NxStage Medical, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on July 19, 2005.

   Based on representations by NxStage Medical, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

     Exhibit 10.18   through October 25, 2016

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

         Elizabeth M. Murphy
         Secretary